VF 7-30-02

02023553

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ITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 1 0 2002
DIVISION OF MARKET REGULATION

| SEC FILE NUMBER |
| --- |
| 8-18860 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LaSalle St. Securities, LLC

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

223 W. Lake Street
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Schlesser (312) 705-5015
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mulcahy, Pauritsch, Salvador & Co., Ltd.
(Name — *if individual, state last, first, middle name*)

9661 W. 143rd Street (Address) Orland Park (City) Illinois (State) 60462 (Zip Code)

PROCESSED
AUG 0 1 2002
THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 7-30-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Daniel J. Schlesser, swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm c LaSalle St. Securities, LLC, as c December 31, 2001, are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that c a customer, except as follows:

Signature

CFO

Title

Notary Public

"OFFICIAL SEAL"
TIMOTHY J. KEARNEY
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 7/25/2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and tl Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of co: solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi
- x (o) Independent Auditors' Report on Internal Contorl Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MULCAHY, PAURITSCH, SALVADOR & CO., LTD.

*Certified Public Accountants/*
*Business and Personal Consultants*

Board of Directors
LaSalle St. Securities, LLC
Chicago, Illinois

**INDEPENDENT AUDITORS' REPORT**

We have audited the accompanying statement of financial condition of LaSalle St. Securities, LLC, as of December 31, 2001, and the related statements of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LaSalle St. Securities, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the financial statements taken as a whole. The supplementary information on pages 10-16 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission . Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mulcahy, Pauritsch, Salvador & Co Ltd

February 8, 2002
Orland Park, Illinois

9661 W. 143rd St. • Orland Park, IL. 60462 • 708/349-6999 • Fax 708/349-6639
401 S. LaSalle St. • Suite 606 • Chicago, IL 60605 • 312/786-5979 • Fax 708/349-6639
835 McClintock Drive • Suite 100 • Burr Ridge, IL 60527 • 630/887-7838 • Fax 630/887-7895

LASALLE ST. SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 498,704 |
| Receivables from brokers, dealers and clearing organization | | 839,794 |
| Deposit with clearing organizations | | 277,257 |
| Exchange membership, at cost | | 25,000 |
| Accounts receivable, net of allowance for doubtful accounts of $259,063 | | 992,558 |
| Securities owned, at market | | 3,279,081 |
| Due from affiliates | | 157,107 |
| Equipment and leasehold improvements, less accumulated depreciation of $248,361 | | 157,692 |
| Other assets | | 14,758 |
| Total assets | $ | 6,241,951 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable | $ | 324,936 |
| Commissions payable | | 2,176,255 |
| Accrued payroll | | 468,783 |
| Accrued other | | 152,558 |
| Securities sold, not yet purchased, at market | | 124,465 |
| Total liabilities | | 3,246,997 |
| Member's equity | | 2,994,954 |
| Total liabilities and member's equity | $ | 6,241,951 |

See notes to financial statements.

## NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company is a Delaware limited liability company organized April, 1999 and owned by McDermott Holdings I Limited Partnership. The Company provides investment related services for companies and individuals throughout the country.

### Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

### Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents.

### Revenue Recognition

Securities transactions and related commissions and expenses are recorded on a trade date basis. Marketable securities are valued at market value. The resulting difference between cost and market value is included in income.

### Allowance for Doubtful Accounts

Bad debts are provided on the allowance method based on historical experience and management's evaluation of outstanding accounts receivable at the end of the year.

### Depreciation

Equipment and leasehold improvements are stated at cost and depreciated using accelerated methods over the estimated useful lives of the assets.

### Income Taxes

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. The financial statements do not reflect a provision for federal income taxes.

## NOTE 2. SECURITIES OWNED AND SOLD, BUT NOT YET PURCHASED

Marketable securities owned and sold, but not yet purchased consist of trading and investment securities at quoted market values, as illustrated below:

| | Owned | Sold, but not yet purchased |
|---|---|---|
| Corporate bonds | $ 350,242 | $ 0 |
| Corporate stocks | 118,205 | 93 |
| Obligations of U.S. government | 1,328,430 | 0 |
| State and municipal obligations | 187,477 | 124,372 |
| Options and warrants | 3,300 | 0 |
| Other securities | 1,291,427 | 0 |
| Total | $ 3,279,081 | $ 124,465 |

## NOTE 3. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

At December 31, 2001, equipment and leasehold improvements consisted of the following:

| | |
|---|---|
| Computer equipment | $ 320,380 |
| Leasehold improvements | 6,400 |
| Furniture and fixtures | 56,008 |
| Company vehicles | 23,265 |
| Total | $ 406,053 |

## NOTE 4. RELATED PARTY TRANSACTIONS

The Company shares common ownership with several affiliated companies.

During the year ended December 31, 2001, the Company provided various administrative and operating services to affiliated companies for which they were paid $153,920.

The Company leases office space from an affiliated company on a month-to-month basis. The Company is responsible for paying real estate taxes on the leased property. Rent expense for the year ended December 31, 2001 was $345,384. Real estate taxes for the year ended December 31, 2001 were $138,000.

The Company leases office equipment from its parent company on a month-to-month basis. Rent expense for year ended December 31, 2001 was $8,452.

## NOTE 5. NET CAPITAL REQUIREMENTS

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $250,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2001, the Company had net capital and net capital requirements of $1,707,224 and $250,000, respectively. The Company's net capital ratio was 1.829 to 1. The net capital rule may effectively restrict the payment of cash distributions.

## NOTE 6. CONTINGENCIES

### Clearing Agreement

The Company is responsible for any loss, liability, damage, cost or expense incurred or sustained by the clearing agent as a result of the failure of any introduced account to make a timely payment for securities purchased or timely and good delivery of securities sold.

### Litigation

The Company is a defendant in various lawsuits incidental to its securities and commodities business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position.

## NOTE 7. OFF BALANCE SHEET CREDIT AND MARKET RISK

The Company enters into transactions involving options and corporate equity securities for trading purposes, or to hedge other positions or transactions. These contracts are marked to market daily and involve elements of market risk in excess of the amounts recognized in the financial statements. Securities sold, not yet purchased, represent obligations of the Company to deliver the specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition.

## NOTE 8. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activites in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to reveiw, as necessary, the credit standing of each counterparty.

The Company occasionally maintains bank balances in excess of federally insured limits. The Company manages this risk by maintaining its bank balances in high quality financial institutions.

The Company's accounts receivable and clearing deposits are maintained by several clearing organizations. The Company manages this risk by monitoring the performance of the clearing organizations.

## NOTE 9. MEMBER'S LIABILITY, INTERESTS, RIGHTS, PREFERENCES AND, PRIVILEGES

The Company is an Delaware limited liability company established September 1, 1999 with a term that is perpetual. The Company's Operating Agreement specifies the following information relating to its members:

Member's liability limitation
Rights and obligations of members
Member's contributions to the company and capital accounts
Allocations, income tax, distributions, elections and reports of members
Transferability and redemption of member's interests
Additional members